Exhibit 99.2

CNOOC LIMITED

For Immediate Release

Production and Reserves Hit Record High

Net Profit and Dividend Significantly Increased

(Hong Kong, March 25, 2020) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its 2019 annual results for the year ended December 31, 2019.

In 2019, CNOOC Limited has achieved remarkable results, with multiple operating indicators reached a record level since its listing. Total net oil and gas production of the Company amounted to 506.5 million barrels of oil equivalent (“BOE”), exceeding 500 million BOE for the first time. Multiple projects safely commenced production ahead of schedule.

The Company continued to strengthen its exploration and development efforts, and the workload reached a record high. During the year, 23 commercial discoveries were made and 30 oil and gas bearing structures were successfully appraised. The appraisal of Bozhong 19-6 condensate gas fields in offshore China made breakthrough again, with newly-added proved in-place volume of nearly 200 million cubic meters of oil equivalent. In addition, five new discoveries were made in Stabroek block in Guyana, with aggregate recoverable resources of more than 8 billion BOE. Reserve replacement ratio of the year reached 144% and the reserve life remained stable at a level above 10 years, which further strengthened the resource foundation for the future development. As at the end of 2019, the net proved reserves of the Company exceeded 5 billion BOE in total.

In 2019, the Company’s average realized oil price was US$63.34 per barrel, down 5.8% year-over-year (YoY). The average realized natural gas price was US$6.27 per thousand cubic feet, down 2.2% YoY. Oil and gas sales revenue reached RMB197.2 billion, an increase of 5.7% YoY. The Company continued to promote the long-term mechanism for quality and efficiency enhancement, and maintained its cost competitiveness. In 2019, the all-in cost per BOE decreased by 2.0% to US$29.78, achieving a reduction for the sixth consecutive year. Volume growth and effective cost control led to better profitability with total net profit rising significantly to RMB61.05 billion, an increase of 15.9% YoY, despite more than 10% drop in international oil prices.

During the year, the Company’s capital expenditures were RMB79.6 billion, which fully supported the exploration and development activities. A healthy financial position and abundant free cash flow were maintained. In 2019, the Company’s basic earnings per share was RMB1.37. The Board of Directors has proposed a final dividend of HK$0.45 per share (tax inclusive).

Mr. Wang Dongjin, Chairman of CNOOC Limited, said: “In 2019, CNOOC Limited adhered to the high-quality development philosophy and exerted excellent organizational and management skills in production and operation, surpassing the annual production target, delivering robust results to the shareholders. In the future, we will continue to focus on our own development, implement more stringent cost controls and more prudent investment decisions, strengthen cash flow management, and maintain the Company's long-term sustainable development.”

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks.  For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Ada Leung

Hill+Knowlton Strategies Asia

Tel: +852-2894-6225

Fax: +852-2576-1990

E-mail: CNOOC@hkstrategies.com